





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WH MELL ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SPRINGFIELD AVENUE, STE 204
(No. and Street)

SUMMIT	NJ	07901-2601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. BRADLEY MELL — 908-273-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.









OATH OR AFFIRMATION

I, S. BRADLEY MELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WH MELL ASSOCIATES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Diane M Fredrick

Notary Public

DIANE M FREDRICKS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2016 AND 2015

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

W.H. MELL ASSOCIATES, INC.

DECEMBER 31, 2016 AND 2015

CONTENTS





SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
W.H. Mell Associates, Inc.
Summit, New Jersey

We have audited the accompanying statements of financial condition of W.H. Mell Associates, Inc. as of December 31, 2016 and 2015. These financial statements are the responsibility of W.H. Mell Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of W.H. Mell Associates, Inc. as of December 31, 2016 and 2015, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 23, 2017

Allinial GLOBAL

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2016	2015
ASSETS		
Cash	$ 91,588	$ 80,068
Deposit with clearing broker	100,000	100,000
Securities owned - trading	6,988,792	5,426,856
Syndicate receivable	176,095	710,906
Interest receivable	169,951	123,571
Fixed assets, net of accumulated depreciation	3,651	11,951
Security deposits	750	750
Other assets	54,052	73,415
	$ 7,584,879	$ 6,527,517
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to clearing broker	$ 5,076,319	$ 3,470,416
Syndicate liability	176,095	710,906
Accounts payable and other accrued expenses	502,530	459,706
Total Liabilities	5,754,944	4,641,028
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares; issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	931,724	988,278
Total Stockholder's Equity	1,829,935	1,886,489
	$ 7,584,879	$ 6,527,517

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

W.H. Mell Associates, Inc. ("Company" or "W.H. Mell") was incorporated in January 1990 in the state of New Jersey for the purpose of registering as a municipal securities broker. The Company is headquartered in Summit, New Jersey with a branch office in South Londonderry, Vermont. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company sells mainly to institutional investors.

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:

Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Amortization of leasehold improvements is provided for on a straight-line basis over the estimated useful life or the terms of the respective lease, whichever is shorter.

Securities Valuation:

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

Level 2:   Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF
              SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Securities Valuation: (Continued)

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2016 and 2015.

> ***Municipal bonds:*** Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2).

Income Taxes:

An election was made, pursuant to federal income tax regulations, to be taxed as an "S" corporation. As a result of this election, federal income taxes are the responsibility of the individual stockholder. In addition, effective January 1, 1995, the Company elected "S" status for state tax purposes. The Company is subject to state minimum taxes in the states in which it files an income tax return. Deferred taxes have been deemed immaterial.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2016 and 2015, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2016 and 2015.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2016 through February 23, 2017, the date that the financial statements were available to be issued.

NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the agreement, the Company has a $100,000 interest earning deposit on account with the Clearing Broker.

At December 31, 2016 and 5, the amount due to the Clearing Broker was $5,076,319 and $3,470,416, respectively. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest monthly at varying rates.

NOTE 3 - SECURITIES OWNED:

At December 31, 2016 and 5, marketable securities owned and held in the principal trading account of the Company consist of the following:

	2016	2015
State and Municipal Obligations	$ 6,988,792	$ 5,426,856

At December 31, 2016 and 5, the Company's state and municipal securities owned consist of the following geographic concentrations:

	2016	2015
New York	17.65%	13.59%
California	15.39%	0%
New Jersey	11.80%	0%
Texas	0%	65.02%

CONFIDENTIAL

NOTE 3 - SECURITIES OWNED: (continued)

At December 31, 2016 and 2015, the fair value exceeded the aggregate cost which resulted in an unrealized gain of $38,039 and $5,800, respectively.

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level, fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2016

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 6,988,792	$ -	$ -	$ 6,988,792

FAIR VALUE MEASUREMENTS
AS OF DECEMBER 31, 2015

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 5,426,856	$ -	$ -	$ 5,426,856

CONFIDENTIAL

NOTE 5 - FIXED ASSETS:

At December 31, 2016 and 2015, fixed assets are comprised as follows:

	Estimated Useful Life	2016	2015
Office equipment	5 Years	$ 450,358	$ 450,358
Furniture and fixtures	5 – 7 Years	92,932	92,932
Leasehold improvements	Life of lease	18,634	18,634
		561,924	561,924
Less: Accumulated depreciation and amortization		(558,273)	(549,973)
Fixed Assets, Net		$ 3,651	$ 11,951

NOTE 6 - COMMITMENTS:

The Company is currently leasing its primary office space on a month-to-month basis. The Company also leased a branch office in South Londonderry, Vermont. The Vermont office was closed and the month-to-month lease was terminated on September 30, 2016.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

NOTE 8 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016 and 2015, the Company's net capital is as follows:

	2016	2015
Net capital	$ 1,375,915	$ 1,367,320
Net capital requirement	100,000	100,000
Excess Net Capital	$ 1,275,915	$ 1,267,320
Aggregate indebtedness to net capital	36.52%	33.62%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2016.